SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549




                                   FORM 6-K




                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934




                               For December 9, 2002




                               TELEX-CHILE S.A.
                (Translation of registrant's name into English)




                           Rinconada El Salto No.202
                     Comuna de Huechuraba, Santiago, Chile
                   (Address of principal executive offices)




                           Form 20-F X    Form 40-F
                                    ---            ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes      No X
                                    ---     ---

                       TELEX-CHILE S.A. (THE "COMPANY")
                              REPORT ON FORM 6-K



             TABLE OF CONTENTS

             1. A free English translation of a communication filed by the Company with the Chilean Superintendencia de Valores y Seguros on December 9, 2002.

             2. A free English translation of a notice sent to shareholders of the Company.

             3. A free English translation of a notice published in Chile.

                    (free translation of Spanish original)



                                    Santiago, December 6, 2002.


To the attention of:
Alvaro Clarke de la Cerda
Superintendent
Regulatory Body for Securities and Insurance


                                Re: Notice of a Special Meeting of
                                    Shareholders.
                                    TELEX-CHILE S.A.
                                    Listed under No. 350 in the Securities
                                    Register.


Dear Sir,

     We hereby kindly notify you that all shareholders of TELEX-CHILE S.A. have been summoned to a Special Meeting of Shareholders that will take place on December 23, 2002, at 10:00 hours AM, in the Company's offices located on Rinconada El Salto street No. 202, in the municipality of Huechuraba, in the city of Santiago, so as to submit to their consideration the following matters:

     (1)  To agree to change the name of the Company;

     (2) To agree to amend the by-laws in the corresponding clauses, so as to reflect the change of the name of the Company agreed upon by the Shareholders; and

     (3) To adopt those agreements that are necessary for anything the Shareholders might resolve.

     According to what is set forth in article 62 of Law 18,046, all of those shareholders who are listed in the Share Register 5 business days prior to the date of the Meeting may take part in the Meeting with whatever rights they are accorded by law and the by-laws.

     Verifying all powers of attorney, if necessary, will be done the very same day of the Meeting, at the same venue and at whatever time it is due to begin.

     We are also attaching to this letter a copy of the communication sent by post on this same date to the Company's shareholders, notifying them accordingly. Finally, we are enclosing with this letter a copy of the first notice published in the newspaper Estrategia of Santiago, on this same date. The following two notices will be published on such journal as of December 12 and 18.

         Yours faithfully,

         Alejandro Rojas Pinaud
         General Manager
         TELEX-CHILE S.A.



cc:      Commercial Stock Exchange of Santiago
         Chilean Electronic Stock Exchange
         Stock Exchange of Valparaiso

                    (free translation of Spanish original)

                          Santiago, December 6, 2002.



To the Shareholders of
TELEX-CHILE S.A.


                                 Re:       Summons to a Meeting of
                                           Shareholders.




Dear Sir/Madam,

     I have pleasure in hereby notifying you that all shareholders of TELEX-CHILE S.A. are summoned to a Special Meeting of Shareholders that will take place on December 23, 2002, at 10:00 hours AM, in the company's offices located on Rinconada El Salto street No. 202, in the municipality of Huechuraba, in the city of Santiago, so as to submit to their consideration the following matters:

     (1)  To agree to change the name of the Company;

     (2) To agree to amend the by-laws in the corresponding clauses, so as to reflect the change of the name of the Company agreed upon by the Shareholders; and

     (3) To adopt those agreements that are necessary for anything the Shareholders might resolve.

     According to what is set forth in article 62 of Law 18,046, all of those shareholders who are listed in the Share Register 5 business days prior to the date of the Meeting may take part in the Meeting with whatever rights they are accorded by law and the by-laws.

     Verifying all powers of attorney, if necessary, will be done the very same day of the Meeting, at the same venue and at whatever time it is due to begin.

     Attached to this summons I am sending you a model of the power of attorney you may give to be represented at the aforementioned Meeting.

     Yours faithfully,



     Alejandro Rojas Pinaud
     General Manager
     TELEX-CHILE S.A.

                     (free translation of Spanish original)


                               TELEX-CHILE S.A.
                              PUBLIC CORPORATION
               LISTED UNDER NO. 0350 IN THE SECURITIES REGISTER
                    NOTICE OF SPECIAL SHAREHOLDERS' MEETING
                        To be held on December 23, 2002


All shareholders of TELEX-CHILE S.A. are summoned to a Special Meeting of Shareholders that will take place on December 23, 2002, at 10:00 hours AM, in the Company's offices located on Rinconada El Salto street No. 202, in the municipality of Huechuraba, in the city of Santiago, so as to submit to their consideration the following matters:

(1)  To agree to change the name of the Company;

(2) To agree to amend the by-laws in the corresponding clauses, so as to reflect the change of the name of the Company agreed upon by the Shareholders; and

(3) To adopt those agreements that are necessary for anything the Shareholders might resolve.

According to what is set forth in article 62 of Law 18,046, all of those Shareholders who are listed in the Share Register 5 business days prior to the date of the Meeting may take part in the Meeting with whatever rights they are accorded by law and the by-laws.

Verifying all powers of attorney, if necessary, will be done the very same day of the Meeting, at the same venue and at whatever time it is due to begin.

THE BOARD OF DIRECTORS

                               TELEX-CHILE S.A.

                                  SIGNATURES







Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                 TELEX-CHILE S.A.




                                 By:  /s/ Rodrigo Villa Mardel
                                    ---------------------------------------
                                      Name:   Rodrigo Villa Mardel
                                      Title:  Chief Financial Officer





Dated:  December 9, 2002